UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 2

IRIS INTERNATIONAL, INC.

(Name of Subject Company (Issuer))

DAPHNE ACQUISITION CORPORATION

(Offeror)

An Indirect Wholly Owned Subsidiary of

DANAHER CORPORATION

(Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

46270W105

(CUSIP Number of Class of Securities)

Jonathan P. Graham

Senior Vice President - General Counsel

Attila I. Bodi

Vice President and Chief Counsel, M&A

2200 Pennsylvania Avenue, N.W., Suite 800W

Washington, D.C. 20037-1701

(202) 828-0850

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Daniel Wolf, Esq.

David B. Feirstein, Esq.

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

(212) 446-4800

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$400,876,125	$45,940.40

(1)	Estimated solely for purposes of calculating the amount of the filing fee. This amount is based on the offer to purchase all 20,557,750 outstanding shares of common stock of IRIS International, Inc. (“IRIS”), calculated on a fully diluted basis per information provided by IRIS, at a purchase price of $19.50 cash per share, as of September 18, 2011, the most recent practicable date.
(2)	Calculated in accordance with Exchange Act Rule 0-11 by multiplying the transaction value by 0.0001146.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $45,940.40	Filing Party: Danaher Corporation
Form of Registration No.: Schedule TO	Date Filed: September 20, 2012

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment”) to the Tender Offer Statement on Schedule TO (the “Schedule TO”) amends and supplements the Schedule TO filed by (i) Daphne Acquisition Corporation, a Delaware corporation (“Purchaser”), and an indirect wholly-owned subsidiary of Danaher Corporation, a Delaware corporation (“Parent”), and (ii) Parent, for all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”) of IRIS International, Inc., a Delaware corporation (the “Company”), at a price of $19.50 per Share net to the seller in cash without interest and less any applicable withholding taxes, if any, upon the terms and conditions set forth in the offer to purchase dated September 20, 2012 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, together with any amendments or supplements thereto, collectively constitute the Offer.

All the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 in this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

This Amendment No. 2 is being filed to amend and supplement Item 11 as reflected below. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

Item 11

(a) Agreements, Regulatory Requirements and Legal Proceedings. Item 11(a) of the Schedule TO is hereby amended and supplemented as follows:

The information set forth in Section 16—“Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is hereby amended and supplemented by inserting the following paragraph as the fourth paragraph of the subsection captioned “General”:

“On October 1, 2012, a putative class action lawsuit captioned Zbydnowski v. IRIS International, Inc. et al., Case No. BC493088, was filed in the Superior Court of the State of California in the County of Los Angeles. The complaint names as defendants the Company, the Board of Directors, Parent and Purchaser. The plaintiff alleges that the Board of Directors breached its fiduciary duties to the Company’s stockholders in connection with the Offer and the Merger, and further alleges that IRIS, Parent and Purchaser aided and abetted those alleged breaches of fiduciary duty. The complaint alleges that the Offer and the Merger involve an unfair price and an inadequate sale process and that the Company has failed to make adequate disclosures about the background of the Offer and the Merger and the work performed by Citi as the Company’s financial advisor with respect to the Offer and the Merger. The complaint seeks an order enjoining the Offer and the Merger, rescinding and invalidating the Merger Agreement and the documents entered into in connection therewith, directing members of the Board of Directors to exercise their fiduciary duties to obtain a transaction that is purportedly more favorable to the Company’s stockholders, imposing a constructive trust in favor of the plaintiff and the class upon any benefits received by the defendants as a result of their alleged wrongful conduct, and awarding attorneys’ fees and other costs, in addition to granting other and further equitable relief. The Company and Parent believe the plaintiff’s allegations lack merit and intend to contest them vigorously.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DAPHNE ACQUISITION CORPORATION

By	/s/ Robert S. Lutz
Name:	Robert S. Lutz
Title:	Vice President, Treasurer and Secretary

Date:	October 3, 2012

DANAHER CORPORATION

By	/s/ Frank T. McFaden
Name:	Frank T. McFaden
Title:	Vice President and Treasurer

Date:	October 3, 2012

EXHIBIT INDEX

Exhibit No.

(a)(1)(A)	Offer to Purchase, dated September 20, 2012.*

(a)(1)(B)	Letter of Transmittal (including Internal Revenue Service Form W-9).*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*

(a)(1)(F)	Press Release of Danaher Corporation, dated as of September 17, 2012 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Danaher Corporation with the Securities and Exchange Commission on September 17, 2012).*

(a)(1)(G)	Summary Advertisement as published on September 20, 2012.*

(b)	Not applicable.

(c)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated as of September 17, 2012, by and among IRIS International, Inc., Danaher Corporation, and Daphne Acquisition Corporation (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by IRIS International, Inc. with the Securities and Exchange Commission on September 17, 2012).*

(d)(2)	Tender and Support Agreement, dated as of September 17, 2012, by and among Danaher Corporation, Daphne Acquisition Corporation and certain stockholders of the Company party thereto (incorporated by reference to Exhibit 99.2 to the Form 8-K filed by IRIS International, Inc. with the Securities and Exchange Commission on September 17, 2012).*

(d)(3)	Confidentiality Agreement, dated as of April 4, 2012, by and between Beckman Coulter, Inc. and IRIS International, Inc.*

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.